Exhibit 11.2

Consent of the Independent Auditor

We consent to the incorporation by reference in this Regulation A Offering Statement on Form 1-A and related Preliminary Offering Circular of Fundrise Equity REIT, LLC of our report dated April 25, 2025, relating to the consolidated financial statements of Fundrise Equity REIT, LLC, appearing in the Annual Report on Form 1-K of Fundrise Equity REIT, LLC for the year ended December 31, 2024.

We consent to the incorporation by reference in this Regulation A Offering Statement on Form 1-A and related Preliminary Offering Circular of Fundrise Equity REIT, LLC of our report dated April 25, 2025, relating to the consolidated financial statements of Fundrise eFund, LLC, appearing in the Annual Report on Form 1-K of Fundrise eFund, LLC for the year ended December 31, 2024.

We also consent to the reference to our firm under the heading “Experts” in such Preliminary Offering Circular.

/s/ RSM US LLP

McLean, Virginia

October 31, 2025